

June 29, 2009

Mail Stop 4631

<u>**Via U.S. mail**</u>

Jianhua Zhu
Chief Executive Officer
Lihua International, Inc.
c/o Lihua Holdings Limited
Houxiang Five Star Industry District
Danyang City, Jiangsu Province, PR China 212312

Re: **Lihua International, Inc.**
        Registration Statement on Form S-1
        Filed on: June 3, 2009
        File No.: 333-159705

Dear Mr. Zhu:

        We have limited our review of your filing to those issues we have addressed in our comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please correct your Primary Standard Industrial Classification Code Number (i.e. 3350).

2. We note that you are offering for resale the "Offering Escrow Shares". However, you are missing the selling stockholder information as required in accordance with Item 507 of Regulation S-K. Please revise your disclosure accordingly.

3. Given Magnify Wealth's affiliate status as Lihua's controlling stockholder; the

nature of this transaction; and your ineligibility to conduct an "at-the-market" offering under Rule 415(a)(4) of Regulation C, please provide us with your legal analysis as to why the potential distribution of the Offering Escrow Shares to the IPO investors should be regarded as a secondary offering that is eligible to be made on a delayed or continuous basis under Rule 415(a)(1)(i) of Regulation C, rather than a primary offering, where Magnify Wealth and the Original Stockholders are identified as statutory underwriters selling on behalf of the issuer. For additional guidance please see Section 612, Item 612.09 of the Compliance and Disclosure Interpretations related to Securities Act Rules. You can find our Compliance and Disclosure Interpretations on the Commission's website at http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm. We may have additional comments upon review of your response.

4. Please provide the information regarding determination of the offering price required by Item 505 of Regulation S-K.

Outside Front Cover of Prospectus

5. To help investors better understand the effect of their investment in your units, please do not define the one-quarter of one warrant as a "Warrant" since a "Warrant" cannot be exercised for fractional shares. Also, please revise the first paragraph to clarify that even though the investors may trade in partial warrants, partial warrants cannot be exercised for fractional shares, but for only full shares of common stock. Please clarify this concept also in "The Offering" discussion on page 6.

6. Please revise your cover page to reflect the offering of the Offering Escrow Shares by Magnify Wealth and the other selling shareholders.

7. Please clarify for us supplementally, with a view toward providing clarifying disclosure in your prospectus, what Maxim Group's role is with respect to the Offering Escrow Shares. We assume these shares are not covered by the firm commitment underwriting, as your Underwriting section states only that Maxim will take and pay for all, if any, of the Units offered. Yet we also note that Maxim will instruct the Escrow Agent as to the disposition of the Offering Escrow Shares. Please clarify, and note that we may have additional comments upon review of your response.

Part II

Undertakings, page II-5

8. Please revise your disclosure to include the undertakings required by Item 512(a)(6) and Item 512(i) of Regulation S-K.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

Notwithstanding our comments, in the even the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or me at (202) 551-3760 with any questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: **Via Facsimile @ (212) 407-4990**
        Mitchell S. Nussbaum, Esq.
        Tahra T. Wright, Esq.
        Loeb & Loeb LLP
        345 Park Avenue
        New York, NY 10154